Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098
The following press release was issued by Flextronics International Ltd. on September 13, 2007.

One Marina Boulevard, #28-00
+65.6890.7188 Main
Singapore 018989
Press Release

Flextronics contacts:	Solectron contacts:
Thomas J. Smach	Perry G. Hayes
+1-408-576-7722	+1-408-956-7543
investorrelations@flextronics.com	perryhayes@solectron.com

Renee Brotherton	Michael Busselen
+1-408-646-5103	+1-408-956-6854
renee.brotherton@flextronics.com	michaelbusselen@solectron.com

FLEXTRONICS AND SOLECTRON ANNOUNCE AVAILABILITY OF NOTICE OF GUARANTEE
PROCEDURE IN CONNECTION WITH ELECTION OF MERGER CONSIDERATION
Singapore and Milpitas, CA, September 13, 2007 — Flextronics International Ltd. (NASDAQ: FLEX) and Solectron Corporation (NYSE: SLR) jointly announced today that if a Solectron stockholder wishes to make an election with respect to the merger consideration to be received in the proposed acquisition by Flextronics of Solectron, but the shares of Solectron common stock subject to such election are not reflected in the stockholder’s account, the stockholder may nonetheless make such election if all of the following conditions are met:
▪	a properly completed and duly executed Election Form in the form provided by Flextronics and Solectron is received by Computershare Shareholder Services, Inc. (the “Exchange Agent”) prior to the Election Deadline described below;

▪	a properly completed and duly executed Notice of Guarantee substantially in the form available as provided below is received by the Exchange Agent prior to the Election Deadline; and

▪	the shares of Solectron common stock covered by the Election Form are delivered to the stockholder’s account (and in the case of shares held through DTC, the applicable DTC participant inputs the election in accordance with DTC’s procedures) within three New York Stock Exchange trading days following the Election Deadline.
Solectron stockholders may request copies of the Notice of Guarantee by calling Innisfree M&A Incorporated toll free from within the United States and Canada at (877) 825-8971.
The Notice of Guarantee may be delivered by mail or overnight delivery or by facsimile transmission to the Exchange Agent as indicated on the form of the Notice of Guarantee and must include a guarantee by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in a Medallion Signature Guarantee Program (an “Eligible Institution”) in the form set forth in the form of Notice of Guarantee.
Flextronics and Solectron previously announced that the Election Deadline by which Solectron stockholders that wish to make an election with respect to the merger consideration to be received in the proposed acquisition by Flextronics of Solectron must deliver a properly completed election form to the Exchange Agent is 5:00 p.m., New York City time, on September 27, 2007.
Solectron stockholders who hold their shares through a bank, broker or other nominee may have an election deadline earlier than the Election Deadline. These Solectron stockholders should carefully review any materials they receive from their bank, broker or other nominee to determine the election deadline applicable to them.

Beginning on August 13, 2007, the required election forms and accompanying instructions were mailed to Solectron stockholders of record as of August 6, 2007. Solectron stockholders, including those that acquired their shares after August 6, 2007, may request copies of these election documents, as well as copies of the Notice of Guarantee, by calling Innisfree M&A Incorporated toll free from within the United States and Canada at (877) 825-8971. Solectron stockholders who hold their shares through a bank, broker or other nominee should contact their bank, broker or other nominee to obtain additional copies of the election documents.
About Flextronics
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer digital, industrial, infrastructure, medical and mobile OEMs. With fiscal year 2007 revenues from continuing operations of US$18.9 billion, Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. For more information, please visit http://www.flextronics.com.
About Solectron
Solectron Corporation is one of the world’s largest providers of complete product lifecycle services. Solectron offers collaborative design and new product introduction, supply chain management, Lean manufacturing and aftermarket services such as product warranty repair and end-of-life support to leading customers worldwide. Solectron works with the world’s premier providers of networking, telecommunications, computing, storage, consumer, automotive, industrial, medical, self-service automation and aerospace and defense products. The company’s industry-leading Lean Six Sigma methodology (Solectron Production System™) provides OEMs with quality, flexibility, innovation and cost benefits that improve competitive advantage. Based in Milpitas, Calif., Solectron operates in more than 20 countries on five continents and had sales from continuing operations of $10.6 billion in fiscal 2006. For more information, please visit http://www.solectron.com.
Note: SOLECTRON and the Solectron logo are registered trademarks of Solectron Corporation. The Solectron Production System, SPS, and Solectron Supply Chain Solutions Suite are also trademarks of Solectron Corporation. Other names mentioned are trademarks, registered trademarks or service marks of their respective owners.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of federal securities laws relating to both Flextronics and Solectron. These forward-looking statements include statements related to the Election Deadline which is based on the expected timing for the closing of the acquisition of Solectron by Flextronics. These forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks include the ability of Flextronics and Solectron to satisfy the conditions to closing (including obtaining Solectron stockholder approval and Flextronics shareholder approval). Additional information concerning these and other risks is described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Flextronics’s reports on Form 10‑K, 10-Q and 8-K that Flextronics has filed with the U.S. Securities and Exchange Commission (“SEC”) and under the sections entitled “Cautionary Statement Regarding Forward Looking Information,” “Risk Factors” and “The Merger” included in the definitive Joint Proxy Statement/Prospectus referred to below. The forward-looking statements in this press release are based on current expectations and neither Flextronics nor Solectron assumes any obligation to update these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.
Additional Information and Where to Find it:
In connection with the proposed merger with Solectron, Flextronics has filed a Registration Statement on Form S-4/A (SEC File No. 333‑14486) with the SEC that contains a definitive Joint Proxy Statement/Prospectus. Before making any voting or investment decision with respect to the proposed merger, investors and security holders are urged to read carefully the Registration Statement and the definitive Joint Proxy Statement/Prospectus and related materials, because they contain important information about Flextronics, Solectron and the proposed merger. Documents filed with the SEC, including the definitive Joint Proxy Statement/Prospectus, and other relevant materials, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and Solectron have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to Solectron:

Flextronics International Ltd.	Solectron Corporation
2090 Fortune Drive	847 Gibraltar Drive
San Jose, CA 95131	Milpitas, CA 95035
Attention: Investor Relations	Attention: Investor Relations
This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the definitive Joint Proxy Statement/Prospectus referred to above. This document is available free of charge at the SEC’s website (www.sec.gov) or by contacting Flextronics and Solectron at their respective addresses listed above.